Exhibit 5.3

[US Oncology, Inc. Letterhead]

December 17, 2004

US Oncology, Inc.

16825 Northchase Drive, Suite 1300

Houston, Texas 77060

Ladies and Gentlemen:

                I am General Counsel of US Oncology, Inc., a Delaware corporation (“US Oncology”) and have acted as counsel to the subsidiaries of US Oncology listed on Schedule I hereto (the “Texas Subsidiary Guarantors”) in connection with the proposed issue by US Oncology of $300,000,000 aggregate principal amount of 9.0% Senior Notes due 2012 (the “Senior Exchange Notes”) and $275,000,000 aggregate principal amount of 10.75% Senior Subordinated Notes due 2014 (the “Senior Subordinated Exchange Notes,” and together with the Senior Exchange Notes, the “Exchange Notes”).  The Senior Exchange Notes and the Senior Subordinated Exchange Notes will be issued in exchange for a $300,000,000 aggregate principal amount of US Oncology’s 9.0% Senior Notes due 2012 (the “Outstanding Senior Notes”) and $275,000,000 aggregate principal amount of 10.75% Senior Subordinated Notes due 2014 (the “Outstanding Senior Exchange Notes,” and together with the Senior Exchange Notes, the “Outstanding Notes”), respectively.  The Senior Exchange Notes will be issued pursuant to an Indenture, dated as of August 20, 2004 (as amended, supplemented or modified through the date hereof, the “Senior Indenture”) among US Oncology, the subsidiary guarantors named therein, including the Texas Subsidiary Guarantors, and LaSalle Bank National Association, as trustee.  Payment of the Senior Exchange Notes is to be guaranteed by the Texas Subsidiary Guarantors pursuant to Article X of the Senior Indenture.  The Senior Subordinated Exchange Notes will be issued pursuant to an Indenture, dated as of August 20, 2004 (as amended, supplemented or modified through the date hereof, the “Senior Supplemental Indenture,” and together with the Senior Indenture, the “Indentures”) among US Oncology, the subsidiary guarantors named therein, including the Texas Subsidiary Guarantors, and LaSalle Bank National Association, as trustee.  Payment of the Senior Subordinated Exchange Notes is to be guaranteed by the Texas Subsidiary Guarantors pursuant to Article X of the Senior Subordinated  Indenture.

                In connection with this opinion, I have examined originals, copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as I have deemed necessary for the purposes of this opinion, including (i) records of the proceedings of the Texas Subsidiary Guarantors with respect to the execution and delivery of the Guarantor Documents (as hereinafter defined), (ii) the First Supplemental Indenture, dated as of August 20, 2004, among US Oncology, the subsidiary guarantors named therein, including the Texas Subsidiary Guarantors, and LaSalle Bank National Association, as Trustee (the “First Supplemental Senior Indenture”), (iii) the First Supplemental Indenture, dated as of August 20, 2004, among US Oncology, the subsidiary guarantors named therein, including the Texas

Subsidiary Guarantors, and LaSalle Bank National Association, as Trustee (the “First Supplemental Senior Subordinated Indenture, together with the First Supplemental Senior Indenture, the “Supplemental Indentures”), and (iv) such other records, certificates and documents as I have deemed necessary or appropriate in order to deliver the opinions set forth herein.  The Indentures and the  Supplemental Indentures are hereinafter collectively referred to as the “Guarantor Documents.”

In rendering the opinion expressed herein, I have also relied on such statements of public officials and I have also examined such certificates of corporate and public officials and such other documents and instruments as I have deemed necessary for the purposes of rendering the opinions set forth herein and as to any facts material to the opinions expressed herein which I did not independently establish or verify, I have relied to the extent I have deemed proper, upon information obtained from officers or employees of the Texas Subsidiary Guarantors and the other parties to the Guarantor Documents.

For purposes of my opinion, I am, with your permission and without independent verification, assuming the genuineness of all signatures on all instruments and other documents (other than those executed on behalf of US Oncology or the subsidiary guarantors), the legal capacity of all natural persons, the authenticity and completeness of all instruments and other documents submitted to us as originals, and the conformity to originals of all documents and instruments submitted to us as certified, photostatic or conformed copies.

Based upon the foregoing and upon such other investigations of law as I have deemed appropriate and subject to the limitations, qualifications and other statements contained in this letter, I am of the opinion that:

1.               Each of the Texas Subsidiary Guarantors has been duly organized and is validly existing and in good standing under the laws of the State of Texas.

2.               The execution and delivery by the Texas Subsidiary Guarantors, and the performance by them of their obligations under the Guarantor Documents have been duly authorized by all necessary corporate action on the part of the Texas Subsidiary Guarantors.

In rendering the opinions expressed herein, I have not made any special investigation concerning any law, rule or regulation, other than those laws, rules and regulations which in my experience, based on facts known to me, are normally applicable to transactions of the type contemplated by the Guarantor Documents.  The opinions expressed in this letter are provided as legal opinions only and not as any guaranties or warranties of the matters discussed herein, and such opinions are strictly limited to the matters stated herein, and no other opinions may be implied.  The opinions expressed herein are limited to the laws of the State of Texas and United States federal law.  The opinions expressed in this letter are governed by the laws of the State of Texas and are solely for the benefit of the addressees of this letter.  Without my prior written consent, the opinions expressed herein may not be published, quoted or referenced to, or filed with, any Person, nor may they be relied upon by you in connection with any other matter or relied upon by any other Person in connection with any matter or in any manner whatsoever, except that this letter or a copy hereof may be shown to any governmental agency that so requests, and Ropes & Gray LLP may rely on the opinion in this letter in delivering an opinion in connection with the issue of the Exchange Notes.  Additionally, notwithstanding anything herein to the contrary, I consent to the filing of this opinion with the registration statement of US Oncology and its subsidiary guarantors with the United States Securities and Exchange Commission and the inclusion of my name under the caption “Legal Matters” in any prospectus included therein.  The opinions expressed herein are based upon, and limited to laws and to published case decisions as of this date, and to the facts known to me on this date, and I do not undertake to provide any opinion as to any matter or to advise any Person with respect to any events or changes occurring subsequent to the date of this letter.

Yours very truly,

/s/ Phillip H. Watts, Esq.

Phillip H. Watts, Esq.
Vice President & General Counsel

Schedule I

Entity Name	Jurisdiction of Organization

TOPS Pharmacy Services, Inc.	Texas

AOR of Texas Management Limited Partnership	Texas

Physician Reliance, L.P.	Texas